UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2016

Commission File Number: 001-35370

Luxfer Holdings PLC (Name of registrant) Anchorage Gateway Anchorage Quay Salford M50 3XE England (Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes ☐     No ☑

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Luxfer reports third-quarter results

SALFORD, England—(November 7, 2016)—Luxfer Group (NYSE:LXFR), a global materials technology company, today issued its unaudited financial results for the three-month and nine-month periods ended September 30, 2016.

UNAUDITED FINANCIAL RESULTS FOR THE THIRD QUARTER OF 2016

Results are summarized as follows:

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2016	2015	2016	2015
Revenue	$98.9m	$113.2m	$318.7m	$352.9m
Trading profit Trading margin Operating profit	$7.3m 7.4% $5.8m	$10.6m 9.4% $10.3m	$30.1m 9.4% $30.5m	$32.8m 9.3% $21.6m
Net income Earnings per share – Basic (1)	$3.3m $0.12	$6.1m $0.23	$18.7m $0.70	$8.7m $0.32
Adjusted net income (2) Adjusted earnings per share – Basic Adjusted earnings per share – Diluted	$5.0m $0.19 $0.19	$7.6m $0.28 $0.28	$21.0m $0.80 $0.78	$22.1m $0.82 $0.81
Adjusted EBITDA (3) Adjusted EBITDA margin	$12.0m 12.1%	$15.5m 13.7%	$45.1m 14.2%	$47.6m 13.5%
Net cash flows from operating activities	$7.2m	$13.3m	$19.8m	$37.6m
Net debt (total debt less cash)	$105.2m	$97.6m	$105.2m	$97.6m
Total equity – book value (net assets) £0.50 ordinary shares outstanding	$129.4m 26.2m	$161.9m 26.9m	$129.4m 26.4m	$161.9m 26.9m

(1)	Basic earnings per share is calculated by dividing the profit attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding in the period.

(2)	Adjusted net income consists of net income for the period adjusted for the post tax impact of non-trading items, including IAS 19R retirement benefits finance charge, certain accounting charges relating to acquisitions and disposals of businesses (comprising other income / (expense) from acquisitions and disposals of businesses, the unwind of the discount on deferred contingent consideration from acquisitions and the amortization on acquired intangibles), profit on sale of redundant site, restructuring and other expense, and other share-based compensation charges. A reconciliation to net income is disclosed in Note 4 of this release “Non-GAAP measures”.

(3)	Adjusted EBITDA is defined as profit on operations before taxation for the period, finance income (which comprises interest received) and costs (which comprises interest costs, IAS 19R retirement benefits finance charge and the unwind of the discount on deferred contingent consideration from acquisitions), other income / (expense) from acquisitions and disposals of businesses, profit on sale of redundant site, restructuring and other expense, other share-based compensation charges, depreciation and amortization and loss on disposal of property, plant and equipment. A reconciliation to net income is disclosed in Note 4 of this release “Non-GAAP measures”.

ABOUT LUXFER GROUP

Luxfer Group is a global materials technology group focused on sustained value creation using its broad array of technical know-how and proprietary materials technologies. The company specializes in the design and manufacture of high-performance materials, components and high-pressure gas-containment devices for environmental, healthcare, protection and specialty end-markets. Luxfer customers include both end-users of its products and manufacturers that incorporate Luxfer products into finished goods. For more information, visit www.luxfer.com.

Luxfer Group is listed on the New York Stock Exchange, and its American Depositary Shares (ADSs) trade under the ticker LXFR.

CONTACTS

Investor and news agency communications should initially be directed to Dan Stracner, Director of Investor Relations, U.S. telephone number: +1 951 341 2375; email: dan.stracner@luxfer.net.

Q3 2016 BUSINESS REVIEW

●	Q3 2016 adjusted earnings were slightly ahead of updated guidance provided October 10, 2016.

●	Elektron Division sales and profits were lower than last year, with continuing product transition in the catalyst sector, but at the present time also with weak demand for various magnesium products, particularly defense-related.

●	Our long-term debt was extended on more favorable terms at the end of Q2, reducing the Group’s ongoing interest bills.

●	Post the ‘Brexit’ vote: Although we have experienced an immediate negative FX impact, if GBP remains weak, there is a significant potential transaction benefit once old hedges run off. In Q3, the dollar value of sterling-based revenue is being depressed by ca. 15% vs Q3 2015, while old hedges resulted in an overall negative impact on profit.

●	Guidance: Impacted by near-term weakness, particularly in demand for magnesium products, 2016 adjusted diluted EPS is now expected to be down by approximately 15% on 2015. Order cover for 2017 is improving, and we expect sales of magnesium products to improve in early 2017.

Third-quarter results

	2016			2015
	Gas			Gas
	Cylinders	Elektron	Group	Cylinders	Elektron	Group
	$M	$M	$M	$M	$M	$M
Revenue	54.5	44.4	98.9	60.7	52.5	113.2
Trading profit	3.0	4.3	7.3	3.1	7.5	10.6
Return on Sales % (Trading profit / Revenue)	5.5%	9.7%	7.4%	5.1%	14.3%	9.4%
Adjusted EBITDA(1)	4.9	7.1	12.0	5.0	10.5	15.5
Adjusted EBITDA margin % (Adjusted EBITDA / Revenue)	9.0%	16.0%	12.1%	8.2%	20.0%	13.7%

(1)	With respect to adjusted EBITDA for the Group, a reconciliation to net income is disclosed in Note 4 of this release “Non-GAAP measures”, and with respect to adjusted EBITDA for the Gas Cylinders Division and Elektron Division, a reconciliation to trading profit is disclosed in Note 1 of this release “Revenue and segmental analysis”.

Revenue:

	Gas
	Cylinders	Elektron	Group
	$M	$M	$M
Q3 2015 – as reported under IFRS	60.7	52.5	113.2
FX translation impact – on non-U.S. operating results	(2.0)	(1.9)	(3.9)
Q3 2015 – adjusted for FX translation	58.7	50.6	109.3
Trading variances – Q3 2015 v Q3 2016	(4.2)	(6.2)	(10.4)
Q3 2016 – as reported under IFRS	54.5	44.4	98.9

On an IFRS-reported basis, revenue in Q3 2016 was $98.9m compared to $113.2m for the same period in 2015. FX translation differences in the quarter were adverse by $3.9m. Adjusted for FX translation, revenue was $10.4m lower than in Q3 2015.

Gas Cylinders Division revenue in Q3 2016 was lower at $54.5m compared to $60.7m in Q3 2015. FX translation differences were adverse by $2.0m, and underlying revenue was $4.2m lower.

●	Q3 sales of cylinders for self-contained breathing apparatus (SCBA) products were 7% down on 2015, with short-term production issues at one of our customers, which they have indicated they are now through.

●	As in earlier quarters, demand for medical composite cylinders is significantly lower than in the same period in the prior year, but we have recently won a contract to refurbish medical cylinders for a major customer, which will help balance the current shortage of demand for new cylinders.

●	Volumes of aluminum cylinders were up on Q3 2015, primarily driven by higher demand in fire extinguisher and specialty gases markets.

●	Our alternative fuel (AF) business continued to perform well in a market still badly affected by the low oil price.

●	Superform revenue compared to Q3 2015 was higher on tooling sales for recently won customer projects in the specialty automotive sector, although forming sales were lower due to the run-out of older contracts.

Elektron Division revenue in Q3 2016 was $44.4m compared to $52.5m in Q3 2015. FX translation differences were adverse by $1.9m, and underlying revenue was $6.2m lower.

●	The lower revenue figure in the quarter is primarily attributable to weak demand from the U.S. defense sector, which has depressed sales of products made by our magnesium business. We believe that this is driven by near-term budgetary constraints and other issues, which are expected to reverse, but probably not in the remaining months of 2016.

●	Revenue from our automotive catalysis materials was higher in Q3 2016 compared with Q3 2015, although demand continued to be reduced for low-margin magnesium recycling services to the automotive sector.

●	Our high-performance alloys business was up on Q3 2015, due primarily to improved European demand. We have now expanded the customer base for our SoluMag® alloy with several oil and gas service companies variously using and evaluating the product.

●	Photoengraving revenue was lower compared to Q3 2015, mainly as a result of some de-stocking in the U.S. market as we transition to selling direct to certain customers instead of through distributors.

Trading profit:

Trading profit decreased to $7.3m in Q3 2016 compared to $10.6m in Q3 2015 due to lower sales of Elektron products. FX differences were adverse by $1.0m, and other trading variances were $2.3m lower.

Gas Cylinders Division trading profit was $3.0m, $0.1m lower compared to Q3 2015.

●	FX differences reduced trading profit by $0.9m, and underlying trading profit improved by $0.8m.

●	The underlying improvement in trading profit reflects improved performance of the AF business, offset by lower medical cylinder sales and an interruption of production at one of our SCBA customers in the quarter.

Elektron Division trading profit in Q3 2016 was $4.3m, $3.2m lower compared to Q3 2015.

●	The largest impact on trading profit was the decrease in magnesium product sales. The military powder customer that suffered an outage in May has not yet recommenced full production, while another customer has advised that they are short of orders and have little need for further powder until 2017. The usual ‘add-on’ of military meals (above the contracted minimum) was not placed for the first time in 15 years, and orders for decontamination products were down significantly. Additionally, our largest customer for aerospace alloys entered Chapter 11 protection in September, which is resulting in some temporary disruption to sales.

3

●	Demand for photoengraving plate was lower in the U.S., as described above. In the medium term, the transition to direct selling is expected to be beneficial, but in the short term it has resulted in de-stocking in the supply chain.

●	Some improved demand for automotive catalysis products and high-performance alloys was insufficient to offset the above impacts.

●	FX differences reduced trading profit by $0.1m.

Restructuring and other expense

In Q3 2016, we incurred $0.3m of severance and litigation costs within the Elektron Division. A $1.2m impairment charge on receivables has been made in relation to the aerospace customer who entered Chapter 11 protection during the quarter.

During Q3 2015, we charged $0.3m related to the rationalization of our AF cylinder facilities within the Gas Cylinders Division.

Other income statement items

Gross margin percentage was slightly lower in Q3 2016 compared to Q3 2015, decreasing from 22.5% to 21.9% due to a combination of weaker sales mix and FX transaction differences on purchases and sales. Gross profit in Q3 2016 was $21.7m compared to $25.5m in Q3 2015, reduced by $1.0m due to FX differences, with other trading variances being adverse by $2.8m.

Distribution costs at $2.0m were $0.1m lower than Q3 2015 due to lower sales activity, and administrative expenses were $0.1m lower than in Q3 2015. Our share of results of joint ventures and associates was a $0.1m profit compared to a $0.2m loss in Q3 2015.

Trading profit in Q3 2016 was $7.3m, down $3.3m on Q3 2015, as explained above.

Group operating profit was $5.8m compared to $10.3m in Q3 2015, in line with the decrease in trading profit and the impairment charge made.

Group adjusted EBITDA (as reconciled to net income in Note 4 of this release) for the quarter was $12.0m, $3.5m lower than Q3 2015 with FX changes adversely impacting adjusted EBITDA by $1.3m. At constant exchange rates, a $3.1m decrease for the Elektron Division is partially offset by a $0.9m increase for the Gas Cylinders Division.

Operating profit to net income

The net interest charge in Q3 2016 was $1.2m compared with $1.5m in Q3 2015. The IAS 19R retirement benefits charge was $0.4m, down from $0.8m in Q3 2015 due to lower interest costs.

Profit on operations before taxation was $4.1m in Q3 2016 (Q3 2015: $7.8m). Income tax expense was $0.8m (Q3 2015: $1.7m), and the statutory effective tax rate was 19.5% (Q3 2015: 21.8%). The underlying effective tax rate on adjusted net income was 23.1% (Q3 2015: 21.6%).

Net income in the period was $3.3m compared with $6.1m in Q3 2015. Adjusted net income in Q3 2016 was $5.0m compared with $7.6m in Q3 2015 (see page 10 for reconciliation).

4

Unadjusted basic EPS in Q3 2016 was $0.12 (see Note 5 of this release). Adjusted diluted EPS, which is used by management to measure underlying performance, was $0.19 compared to $0.28 for Q3 2015.

Cash flow and net debt

There was a net decrease in cash and cash equivalents of $50.8m in Q3 2016 compared to a net decrease in Q3 2015 of $17.8m. Cash balances at the end of Q3 2016 were $32.3m compared to $39.6m at the end of Q3 2015. The net debt position, which is bank and other loans less cash and cash equivalents and which we believe is a more accurate measure of total liquidity changes, was higher at $105.2m (see Note 2 of this release) for the end of Q3 2016 compared to $94.7m at Q4 2015 and $97.6m at Q3 2015. Surplus cash has been and may in the future periods be used to repay some of the banking revolver loans.

Net cash flow from continuing operating activities was an inflow of $7.2m in Q3 2016 compared to an inflow of $13.3m in Q3 2015. Working capital decreases led to an inflow of $0.1m compared to an inflow of $1.4m in Q3 2015.

Net cash flow from investing activities was an outflow of $5.6m in Q3 2016 compared to an outflow of $7.7m in Q3 2015. Purchases of property, plant and equipment resulted in an outflow of $5.0m in Q3 2016 compared to $3.6m in Q3 2015.

The above trading activities resulted in a net cash inflow before financing of $1.6m in Q3 2016 compared to an inflow of $5.6m in Q3 2015.

Cash flows from financing activities in Q3 2016 were a net outflow of $52.4m compared to a net outflow of $23.4m in Q3 2015. During Q3 2016, $1.4m of interest was paid to debt-holders, compared to $1.6m in Q3 2015. Dividends of $3.3m were paid to shareholders in Q3 2016 compared to $2.7m in Q3 2015 following the decision at the beginning of 2016 to increase the quarterly dividend per share by 25%. During Q3 2016, we made net repayments on our banking facilities of $47.6m compared with net repayments of $19.1m in Q3 2015.

Share buy-back program

In June 2015, the Board announced a share buy-back program of up to $10m to cover the needs of employee share plans. Shareholder approval for purchases was granted at the 2014 Annual General Meeting (for purchases up to an aggregate amount of 2,700,000 ordinary shares or ADSs). The timing and size of the program will be kept under review and will depend on continued good operating cash flows, applicable securities laws, regulatory considerations and other factors.

In 2015, the Group purchased 146,804 shares at a cost of $1.9m. In 2016, the Group has continued this program and at the end of Q3 had purchased a further 591,037 shares at a cost of $6.0m. No shares were purchased in Q3 2016.

5

Nine-month periods ended September 30

	2016			2015
	Gas			Gas
	Cylinders	Elektron	Group	Cylinders	Elektron	Group
	$M	$M	$M	$M	$M	$M
Revenue	174.1	144.6	318.7	181.8	171.1	352.9
Trading profit	9.3	20.8	30.1	6.1	26.7	32.8
Return on Sales % (Trading profit / Revenue)	5.3%	14.4%	9.4%	3.4%	15.6%	9.3%
Adjusted EBITDA(1)	15.3	29.8	45.1	11.9	35.7	47.6
Adjusted EBITDA margin % (Adjusted EBITDA / Revenue)	8.8%	20.6%	14.2%	6.5%	20.9%	13.5%

(1)	With respect to adjusted EBITDA for the Group, a reconciliation to net income is disclosed in Note 4 of this release “Non-GAAP measures”, and with respect to adjusted EBITDA for the Gas Cylinders Division and Elektron Division, a reconciliation to trading profit is disclosed in Note 1 to the financial results “Revenue and segmental analysis”.

Revenue:

	Gas
	Cylinders	Elektron	Group
	$M	$M	$M
Q3 YTD 2015 – as reported under IFRS	181.8	171.1	352.9
FX translation impact – on non-U.S. operating results	(4.4)	(4.1)	(8.5)
Q3 YTD 2015 – adjusted for FX translation	177.4	167.0	344.4
Trading variances – Q3 YTD 2015 v Q3 YTD 2016	(3.3)	(22.4)	(25.7)
Q3 YTD 2016 – as reported under IFRS	174.1	144.6	318.7

On an IFRS-reported basis, revenue in the nine-month period was $318.7m compared to $352.9m for the same period of 2015. Adverse FX translation reduced revenue by $8.5m, and other revenue changes of $25.7m accounted for the remainder of the shortfall.

Revenue was lower in the nine-month period compared to the same period last year, primarily due to reduced sales of Elektron Division automotive materials for catalysis and magnesium recycling services, along with lower magnesium U.S. defense-related products. The recycling services revenue being the largest single element at $10.0m down.

Gross profit for the nine-month period was $74.8m compared to $80.7m for the same period in 2015. The gross margin percentage increased from 22.9% in 2015 to 23.5% in 2016, primarily due to an overall stronger mix of sales in the first half of the year.

Trading profit:

Trading profit in the nine-month period of $30.1m was $2.7m lower compared to $32.8m for 2015. FX differences adversely impacted profit by $1.0m, so at constant exchange rates, trading profit was $1.7m or 5.3% lower.

Operating profit was $30.5m in the nine-month period, an increase of $8.9m compared to the same period in 2015, primarily due to the significant decrease in restructuring costs and profit made on the sale of a redundant site in March 2016.

Profit on operations before taxation in the nine-month period was $24.5m compared to $13.8m for the same period in 2015. Tax expense was $5.8m compared to $5.1m for the same period in 2015. The statutory effective tax rate for the nine-month period decreased significantly from 37.0% to 23.7% in 2016. The statutory effective tax rate was distorted in 2015, because AF restructuring and other expenses did not lead to a full tax credit due to losses in AF operations. The underlying effective tax rate on adjusted net income was 24.7% (Q3 2015: 25.3%).

Net income in the nine-month period was $18.7m compared to the $8.7m for the same period in 2015, primarily due to a significant decrease in restructuring and other expenses during 2016.

Adjusted net income (as reconciled to net income in Note 4 of this release) in the nine-month period was $21.0m compared to $22.1m for the same period in 2015. Adjusted diluted EPS was $0.78 for the nine-month period, down $0.03 for the same period in 2015; at constant FX rates, adjusted diluted EPS would have been equal to 2015 at $0.81.

Adjusted EBITDA (as reconciled to net income in Note 4 of this release) in the nine-month period was $45.1m compared with $47.6m for the same period in 2015. The FX impact was $1.5m adverse, so at constant exchange rates, adjusted EBITDA was down $1.0m or 2.2%.

Net cash inflow from operating activities in the nine-month period was $19.8m compared to $37.6m for the same period in 2015. The $17.8m decrease in operating cash flow was predominantly due to a $12.0m increase in working capital compared to a $1.0m decrease in working capital in the same period in 2015, which benefited from our continued efforts to unwind the previously reported working capital build in 2013 and 2014.

Retirement benefits

The retirement benefits (pension) deficit at Q3 2016 was $87.8m and at Q3 2015 was $88.6m. The liability declined $29.7m from $88.6m at Q3 2015 to $58.9m at Q4 2015, predominantly due to liability-mitigation actions taken and recognized in Q4 2015 relating to the U.K. defined benefit plan. These mitigation actions comprised closing the plan to future accrual of benefits and changing the reference index to CPI from RPI for pensions in payment (both effective April 5, 2016). In 2016, the liability has increased by $28.9m due to decreases in corporate bond yields, partly offset by good pension plan asset returns.

During Q3, we agreed to the sale of $10.0m of U.S. pensioner liabilities to an insurer for a modest premium.

Strategic product development update

Following the June 2016 receipt of CE mark approval for the Magmaris® bioresorbable scaffold, Biotronik, our partner in the preceding joint research and development program, has launched the product in certain countries in Europe, the Middle East and Australasia, and we have received our first royalty statement. The SynerMag® alloy system is manufactured in our purpose-built, ISO 13485-approved manufacturing and testing center in Manchester, U.K.

As we purchased what is now the Luxfer Magtech business, it was 98% focused on the U.S. We have applied additional sales resources to this business, and following our recent acquisition of a small European distributor to aid sales expansion of our own-label heater meal products outside the U.S., we have submitted tenders to several large buyers of such meals.

We now have three specific magnesium alloy components being tested for inclusion in new designs of aircraft seats, and we remain highly optimistic that we will get components flying in 2017.

Feedback from customers on laboratory testing of our next-generation ‘G6’ automotive catalysis product is very positive, and we await the opportunity to get the product into engine-testing.

We are currently investing in our Superform business to extend its capabilities in response to new business won for 2017 (HY2) onwards with Ferrari and another manufacturer of prestige sports cars. In particular, the new equipment allows the business to handle much higher volumes of fully-hemmed door assemblies, rather than just inner and outer door panels.

Other information

On November 4, 2016 it was announced that Brian Purves, the company’s chief executive officer for the last 15 years, had informed the board of directors of his intention to retire during the course of 2017.

At the board’s request, Mr. Purves agreed to remain in his current role until his successor is appointed. The company is working to ensure a smooth transition, and the nominations committee of the board has appointed an external advisor and is considering candidates.

Mr. Purves was a member of the two-man buy-in team that led the private equity-funded purchase of certain downstream assets from British Alcan in 1996, forming a new company initially called British Aluminium. Since that date, the re-named Luxfer Group has been significantly re-shaped and put on a sound financial footing, culminating in listing on the NYSE in October 2012.

The company currently expects to provide an update on the transition plan in early 2017.

SUMMARY & OUTLOOK

Although the reported Q3 2016 result is a little better than our last guidance, it is clear that orders for various magnesium products, particularly defense-related, are, for the moment, well down. Current customer demand for those products remains unusually weak, and will therefore also impact Q4 2016. Although we are experiencing a general underlying softening of demand affecting all business streams, we do believe the majority of the issues currently affecting our trading to be temporary, unrelated to underlying end-market demand, with budgetary tightness and destocking in the supply chain being significant factors. While we have commercial sales efforts in hand to help balance the shortage of defense-related orders, it is difficult to predict when they will come through. Accordingly, we have downgraded expectations for Q4 and full-year, with Q4, seasonally a low quarter, expected to be down on Q3 2016, resulting in 2016 adjusted diluted EPS approximately 15% down on prior year. While this is very disappointing after a good first half of 2016, we are confident that it is a short-term set-back.

Sterling appears to have settled at around 18% down on its value prior to the ‘Brexit’ vote in June. We remain optimistic that exchange rates, while currently unhelpful, will be a significant benefit to our 2017 profits, with favorable euro exchange rates boosting margins, primarily in our non-U.S. businesses. A continuation of the current dollar-sterling exchange rate will, however, continue to adversely affect reported dollar revenue and limit the dollar value of the FX-enhanced non-U.S. profits. At current rates, the overall impact is a net benefit of approximately $4m.

New products and sales initiatives, arising from our strategic growth initiatives, are collectively expected to generate a progressively meaningful contribution in 2017. These include the bioresorbable scaffold, other new medical products and services, geographic expansion of Luxfer Magtech, and a step-change in the capacity of our Superform business.

There is already some recovery in 2017 order cover for both military flares (that use our atomized magnesium powders) and military meals (that use our flameless heaters), with new awards or contracts covering 2017 requirements for these products having been placed by U.S. Government agencies in the last few weeks. While we still await a restoration of order cover in certain areas, management is confident that full year 2017 earnings should be restored to 2015 levels. Although there are remaining uncertainties over the timing of expected orders, Q1 2017 is expected to be an improvement on Q3 2016, although it may be the second quarter of 2017 before revenues from magnesium products are fully restored to more normal levels.

FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements.

Examples of such forward-looking statements include, but are not limited to:

(i) statements regarding the Group’s results of operations and financial condition; (ii) statements of plans, objectives or goals of the Group or its management, including those related to financing, products or services; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as “believes”, “anticipates”, “expects”, “intends”, “forecasts” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. The Group cautions that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: (i) future revenues being lower than expected; (ii) increasing competitive pressures in the industry; (iii) general economic conditions or conditions affecting demand for the services offered by us in the markets in which we operate, both domestically and internationally, including as a result of the Brexit referendum, being less favorable than expected; (iv) worldwide economic and business conditions and conditions in the industries in which we operate; (v) fluctuations in the cost of raw materials and utilities; (vi) currency fluctuations and hedging risks; (vii) our ability to protect our intellectual property; and (viii) the significant amount of indebtedness we have incurred and may incur and the obligations to service such indebtedness and to comply with the covenants contained therein. The Group cautions that the foregoing list of important factors is not exhaustive. These factors are more fully discussed in the sections “Forward-Looking Statements” and “Risk factors” in our Annual Report on Form 20-F for the year ended December 31, 2015, filed with the U.S. Securities and Exchange Commission on March 15, 2016. When relying on forward-looking statements to make decisions with respect to the Group, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and the Group does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

CONSOLIDATED INCOME STATEMENT FOR THE THREE-MONTH AND NINE- MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015
(UNAUDITED)

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2016	2015	2016	2015
CONTINUING OPERATIONS	$M	$M	$M	$M
REVENUE	98.9	113.2	318.7	352.9
Cost of sales	(77.2)	(87.7)	(243.9)	(272.2)
Gross profit	21.7	25.5	74.8	80.7
Distribution costs	(2.0)	(2.1)	(5.9)	(6.1)
Administrative expenses	(12.5)	(12.6)	(38.8)	(41.2)
Share of results of joint ventures and associates	0.1	(0.2)	–	(0.6)
TRADING PROFIT	7.3	10.6	30.1	32.8
Profit on sale of redundant site	–	–	2.1	–
Restructuring and other expense	(1.5)	(0.3)	(1.7)	(11.2)
OPERATING PROFIT	5.8	10.3	30.5	21.6
Other income / (expense):
Acquisitions and disposals	–	(0.1)	–	(0.1)
Finance income:
Interest received	0.4	0.2	0.9	0.4
Finance costs:
Interest costs	(1.6)	(1.7)	(5.2)	(5.5)
IAS 19R retirement benefits finance charge	(0.4)	(0.8)	(1.4)	(2.3)
Unwind of discount on deferred contingent consideration from acquisitions	(0.1)	(0.1)	(0.3)	(0.3)
PROFIT ON OPERATIONS BEFORE TAXATION	4.1	7.8	24.5	13.8
Income tax expense	(0.8)	(1.7)	(5.8)	(5.1)
NET INCOME FOR THE PERIOD	3.3	6.1	18.7	8.7

Attributable to:
Equity shareholders	3.3	6.1	18.7	8.7

NET INCOME FOR THE PERIOD	3.3	6.1	18.7	8.7
Accounting charges relating to acquisitions and disposals of businesses:
Unwind of discount on deferred contingent consideration from acquisitions	0.1	0.1	0.3	0.3
Acquisitions and disposals	–	0.1	–	0.1
Amortization on acquired intangibles	0.3	0.4	1.0	1.1
IAS 19R retirement benefits finance charge	0.4	0.8	1.4	2.3
Profit on sale of redundant site	–	–	(2.1)	–
Restructuring and other expense	1.5	0.3	1.7	11.2
Other share-based compensation charges	0.1	0.2	1.1	0.8
Income tax thereon	(0.7)	(0.4)	(1.1)	(2.4)
ADJUSTED NET INCOME	5.0	7.6	21.0	22.1

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015
(UNAUDITED)

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2016	2015	2016	2015
	$M	$M	$M	$M

Net income for the period	3.3	6.1	18.7	8.7
Other comprehensive income movements
Items that may be reclassified to the consolidated income statement:
Exchange movements on translation of foreign operations	(1.7)	(3.8)	(9.0)	(5.8)

Fair value movements in cash flow hedges	(0.9)	(2.9)	(1.2)	(4.2)
Transfers to consolidated income statement on cash flow hedges	0.8	(0.4)	(0.8)	0.2
Deferred income taxes on cash flow hedges	–	0.7	0.4	0.8
Hedge accounting (expense) / income adjustments	(0.1)	(2.6)	(1.6)	(3.2)

Total hedge accounting and translation of foreign operations movements	(1.8)	(6.4)	(10.6)	(9.0)

Items that will not be reclassified to the consolidated income statement:
Remeasurement of defined benefit retirement plans	(19.1)	(13.1)	(37.7)	(4.5)
Deferred income taxes on remeasurement of defined benefit retirement plans	3.4	3.3	8.2	1.0
Retirement benefits changes	(15.7)	(9.8)	(29.5)	(3.5)
Total other comprehensive loss movements for the period	(17.5)	(16.2)	(40.1)	(12.5)
Total comprehensive loss for the period	(14.2)	(10.1)	(21.4)	(3.8)

Attributed to:
Equity shareholders	(14.2)	(10.1)	(21.4)	(3.8)

CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30, 2016 AND 2015 (UNAUDITED) AND AS OF DECEMBER 31, 2015 (AUDITED)

	September 30,	September 30,	December 31,
	2016	2015	2015
	$M	$M	$M
ASSETS
Non-current assets
Property, plant and equipment	130.2	134.5	136.0
Intangible assets	81.6	87.8	87.0
Investments	9.7	12.4	7.2
Deferred income tax assets	19.9	19.7	13.8
	241.4	254.4	244.0
Current assets
Inventories	91.0	93.7	91.8
Trade and other receivables	64.5	72.9	62.3
Income tax receivable	1.6	–	0.7
Cash and cash equivalents	32.3	39.6	36.9
	189.4	206.2	191.7
TOTAL ASSETS	430.8	460.6	435.7

EQUITY AND LIABILITIES
Capital and reserves
Ordinary share capital	25.3	25.3	25.3
Deferred share capital	150.9	150.9	150.9
Share premium account	56.4	56.4	56.4
Treasury shares	(7.2)	(1.9)	(1.3)
Retained earnings	292.4	305.5	316.6
Own shares held by ESOP	(0.9)	(0.3)	(0.2)
Share-based compensation reserve	5.2	4.1	4.1
Hedging reserve	(5.1)	(2.3)	(3.5)
Translation reserve	(53.8)	(42.0)	(44.8)
Merger reserve	(333.8)	(333.8)	(333.8)
Capital and reserves attributable to the Group’s equity shareholders	129.4	161.9	169.7
Total equity	129.4	161.9	169.7

Non-current liabilities
Bank and other loans	137.5	137.2	131.6
Retirement benefits	87.8	88.6	58.9
Deferred income tax liabilities	2.2	0.3	1.7
Deferred contingent consideration	3.2	2.9	2.9
Provisions	1.8	2.0	1.5
	232.5	231.0	196.6
Current liabilities
Trade and other payables	63.1	63.7	65.5
Current income tax liabilities	–	1.2	0.1
Provisions	2.4	2.8	3.8
Dividend payable	3.4	–	–
	68.9	67.7	69.4
Total liabilities	301.4	298.7	266.0
TOTAL EQUITY AND LIABILITIES	430.8	460.6	435.7

CONSOLIDATED CASH FLOW STATEMENT FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015 (UNAUDITED)

	Three-month periods ended September 30,		Nine-month periods ended September 30,

	2016	2015	2016	2015
	$M	$M	$M	$M
RECONCILIATION OF CASH FLOWS FROM CONTINUING OPERATING ACTIVITIES
Net income for the period	3.3	6.1	18.7	8.7
Adjustments to reconcile net income for the period to net cash flows from continuing operating activities:
Income taxes	0.3	3.1	4.3	6.5
Deferred income taxes	0.5	(1.4)	1.5	(1.4)
Depreciation and amortization	4.6	4.7	13.9	14.0
Loss on disposal of property, plant and equipment	0.1	–	0.1	–
Profit on sale of redundant site	–	–	(2.1)	–
Share-based compensation charges net of cash settlement	0.5	0.2	1.1	0.8
Net interest costs	1.2	1.5	4.3	5.1
Non-cash restructuring charges	–	–	–	8.7
IAS 19R retirement benefits finance charge	0.4	0.8	1.4	2.3
Acquisitions and disposals	–	0.1	–	0.1
Unwind of discount on deferred contingent consideration from acquisitions	0.1	0.1	0.3	0.3
Share of results of joint ventures and associates	(0.1)	0.2	–	0.6
Changes in operating assets and liabilities:
Sale of assets classified as held for sale	–	1.2	–	1.2
Decrease / (increase) in receivables	5.1	1.2	(5.9)	(2.1)
(Increase) / decrease in inventories	(0.6)	1.1	(2.1)	4.0
Decrease in payables	(4.4)	(0.9)	(4.0)	(0.9)
Movement in retirement benefits obligations	(1.6)	(2.8)	(4.3)	(7.2)
Movement in provisions	(0.4)	(0.5)	(1.0)	0.7
Acquisition and disposal costs paid	–	(0.1)	(1.2)	(0.1)
Income taxes paid	(1.8)	(1.3)	(5.2)	(3.7)
NET CASH FLOWS FROM CONTINUING OPERATING ACTIVITIES	7.2	13.3	19.8	37.6
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	(5.0)	(3.6)	(11.9)	(8.7)
Purchases of intangible assets	(0.4)	(0.5)	(1.0)	(1.2)
Proceeds from sale of redundant site	–	–	3.0	–
Cash received as compensation for an insured loss	–	–	0.2	–
Investment in joint ventures and associates	(0.3)	(3.7)	0.2	(4.2)
Interest income received from joint ventures	0.1	0.1	0.3	0.3
Net cash flows on purchase of businesses	–	–	(0.3)	–
NET CASH FLOWS FROM INVESTING ACTIVITIES	(5.6)	(7.7)	(9.5)	(13.8)
NET CASH FLOWS BEFORE FINANCING	1.6	5.6	10.3	23.8
CASH FLOWS FROM FINANCING ACTIVITIES
Interest and similar finance costs paid on banking facilities	(0.4)	(0.4)	(1.3)	(1.2)
Interest paid on Loan Notes	(1.0)	(1.2)	(3.5)	(3.7)
Other interest received	–	0.1	–	0.1
(Repayment) / draw down on banking facilities	(47.6)	(19.1)	6.5	15.5
Extension to loan notes – financing costs	(0.2)	–	(0.2)	–
Dividends paid	(3.3)	(2.7)	(10.0)	(8.1)
Purchase of shares for ESOP	–	0.1	(0.1)	0.1
Proceeds from issue of shares	–	–	–	0.2
Purchase of treasury shares	–	(0.2)	(6.0)	(1.9)
Utilization of treasury shares	0.1	–	0.1	–
NET CASH FLOWS FROM FINANCING ACTIVITIES	(52.4)	(23.4)	(14.5)	1.0
NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS	(50.8)	(17.8)	(4.2)	24.8
Net foreign exchange movements	(0.5)	(0.9)	(0.4)	0.2
Cash and cash equivalents at beginning of period	83.6	58.3	36.9	14.6
Cash and cash equivalents at end of period	32.3	39.6	32.3	39.6

1.	Revenue and segmental analysis

For management purposes, the Group is organized into two operational divisions, Gas Cylinders and Elektron. The tables below set out information on the results of these two reportable segments. Management monitors the operating results of its divisions separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated by the chief operating decision maker based on trading profit or loss (defined as operating profit or loss before profit on sale of redundant site and restructuring and other expense), and adjusted EBITDA (defined as profit on operations before taxation for the period, finance income (which comprises interest received) and costs (which comprises interest costs, IAS 19R retirement benefits finance charge and the unwind of the discount on deferred contingent consideration from acquisitions), other income / (expense) from acquisitions and disposals of businesses, profit on sale of redundant site, restructuring and other expense, other share-based compensation charges, depreciation and amortization and loss on disposal of property, plant and equipment). For the purposes of our divisional segmental analysis, IFRS 8 requires the use of “segment profit” performance measures that are used by our chief operating decision maker. Trading profit is the “segment profit” used to satisfy this requirement in the below analysis. All inter-segment revenue is made on an arm’s length basis.

REPORTING SEGMENTS:

	Three-month period ended September 30, 2016				Three-month period ended September 30, 2015
	Gas			Total Continuing	Gas			Total Continuing
	Cylinders	Elektron	Unallocated	Activities	Cylinders	Elektron	Unallocated	Activities
	$M	$M	$M	$M	$M	$M	$M	$M
Revenue
Segment revenue	54.5	44.4	–	98.9	60.7	52.5	–	113.2
Inter-segment sales	–	–	–	–	–	–	–	–
Revenue to external customers	54.5	44.4	–	98.9	60.7	52.5	–	113.2
Result
Adjusted EBITDA	4.9	7.1	–	12.0	5.0	10.5	–	15.5
Other share-based compensation charges	(0.1)	–	–	(0.1)	(0.1)	(0.1)	–	(0.2)
Depreciation and amortization	(1.8)	(2.8)	–	(4.6)	(1.8)	(2.9)	–	(4.7)
Trading profit - segment result	3.0	4.3	–	7.3	3.1	7.5	–	10.6
Restructuring and other expense	–	(1.5)	–	(1.5)	(0.3)	–	–	(0.3)
Operating profit	3.0	2.8	–	5.8	2.8	7.5	–	10.3
Acquisitions and disposals	–	–	–	–	(0.1)	–	–	(0.1)
Net interest costs	–	–	(1.2)	(1.2)	–	–	(1.5)	(1.5)
IAS 19R retirement benefits finance charge	–	–	(0.4)	(0.4)	–	–	(0.8)	(0.8)
Unwind of discount on deferred contingent consideration from acquisitions	–	(0.1)	–	(0.1)	–	(0.1)	–	(0.1)
Profit / (loss) on operations before tax	3.0	2.7	(1.6)	4.1	2.7	7.4	(2.3)	7.8
Income tax expense			(0.8)	(0.8)			(1.7)	(1.7)
Net income for the period				3.3				6.1
Other segment information
Segment assets	159.1	196.3	75.4	430.8	169.6	211.7	79.3	460.6
Segment liabilities	(28.9)	(16.5)	(256.0)	(301.4)	(34.1)	(19.9)	(244.7)	(298.7)
Net assets / (liabilities)	130.2	179.8	(180.6)	129.4	135.5	191.8	(165.4)	161.9
Capital expenditure: Property, plant and equipment	1.7	3.2	–	4.9	1.5	2.2	–	3.7
Capital expenditure: Intangible assets	0.3	0.1	–	0.4	0.3	0.2	–	0.5

	Nine-month period ended September 30, 2016				Nine-month period ended September 30, 2015
	Gas			Total Continuing	Gas			Total Continuing
	Cylinders	Elektron	Unallocated	Activities	Cylinders	Elektron	Unallocated	Activities
	$M	$M	$M	$M	$M	$M	$M	$M
Revenue
Segment revenue	174.1	144.7	–	318.8	181.8	171.3	–	353.1
Inter-segment sales	–	(0.1)	–	(0.1)	–	(0.2)	–	(0.2)
Revenue to external customers	174.1	144.6	–	318.7	181.8	171.1	–	352.9
Result
Adjusted EBITDA	15.3	29.8	–	45.1	11.9	35.7	–	47.6
Other share-based compensation charges	(0.6)	(0.5)	–	(1.1)	(0.4)	(0.4)	–	(0.8)
Depreciation and amortization	(5.4)	(8.5)	–	(13.9)	(5.4)	(8.6)	–	(14.0)
Trading profit - segment result	9.3	20.8	–	30.1	6.1	26.7	–	32.8
Profit on sale of redundant site	–	–	2.1	2.1	–	–	–	–
Restructuring and other expense	–	(1.7)	–	(1.7)	(11.2)	–	–	(11.2)
Operating profit / (loss)	9.3	19.1	2.1	30.5	(5.1)	26.7	–	21.6
Acquisitions and disposals	–	–	–	–	(0.1)	–	–	(0.1)
Net interest costs	–	–	(4.3)	(4.3)	–	–	(5.1)	(5.1)
IAS 19R retirement benefits finance charge	–	–	(1.4)	(1.4)	–	–	(2.3)	(2.3)
Unwind of discount on deferred contingent consideration from acquisitions	–	(0.3)	–	(0.3)	–	(0.3)	–	(0.3)
Profit / (loss) on operations before tax	9.3	18.8	(3.6)	24.5	(5.2)	26.4	(7.4)	13.8
Income tax expense			(5.8)	(5.8)			(5.1)	(5.1)
Net income for the period				18.7				8.7
Other segment information
Capital expenditure: Property, plant and equipment	5.5	6.0	–	11.5	3.3	5.1	–	8.4
Capital expenditure: Intangible assets	0.6	0.4	–	1.0	0.7	0.5	–	1.2

2. Calculation of net debt

	September 30,	September 30,	December 31,
	2016	2015	2015
Net debt is represented by:	$M	$M	$M
Non-current bank and other loans	(137.5)	(137.2)	(131.6)
Less:
Cash and cash equivalents	32.3	39.6	36.9
Net debt at the end of the period	(105.2)	(97.6)	(94.7)

3. Other income / (expense) items

	Three-month periods ended September 30,		Nine-month periods ended September 30,

	2016	2015	2016	2015
	$M	$M	$M	$M
a) Profit on sale of redundant site
Credited to operating profit:
Profit on sale of redundant site	–	–	2.1	–
	–	–	2.1	–
b)	Restructuring and other expense

Charged to operating profit:
Rationalization of operations	(0.1)	(0.3)	(0.2)	(11.2)
Patent infringement litigation costs	(0.2)	–	(0.3)	–
Receivable impairment provision	(1.2)	–	(1.2)	–
	(1.5)	(0.3)	(1.7)	(11.2)
c)	Acquisitions and disposals

Charged to non-operating profit:
Merger and acquisition costs	–	(0.1)	–	(0.1)
	–	(0.1)	–	(0.1)

Profit on sale of redundant site

For the nine-month period ended September 30, 2016, a profit of $2.1m has been recognized in relation to the sale of the redundant Redditch site to a company that specializes in remediating contaminated land.

Rationalization of operations

For the three-month and nine-month periods ended September 30, 2016, $0.1m and $0.2m, respectively, have been incurred in relation to rationalization and similar expenses in the Elektron division.

For the three-month and nine-month periods ended September 30, 2015, $0.3m and $11.2m, respectively, have been incurred in relation to rationalization and similar expenses; all such costs relate to the Gas Cylinders Division.

Patent infringement litigation costs

For the three-month and nine-month periods ended September 30, 2016, we incurred $0.2m and £0.3m, respectively, of costs within the Elektron Division in relation to the ongoing patent infringement litigation against a competitor.

Receivable impairment provision

For the three-month and nine-month periods ended September 30, 2016, $1.2m, we have incurred an impairment charge on receivables in relation to the aerospace customer that has entered Chapter 11 protection.

Merger and acquisition costs

For the three-month and nine-month periods ended September 30, 2015, $0.1m of legal costs have been incurred in relation to the investment in Sub161 Pty Ltd.

4. Non-GAAP measures

The following table presents a reconciliation of adjusted net income and adjusted EBITDA to net income for the periods, the most comparable IFRS measure.

		Three-month periods ended September 30,		Nine-month periods ended September 30,

		2016	2015	2016	2015
		$M	$M	$M	$M
Net income for the period		3.3	6.1	18.7	8.7
Accounting charges relating to acquisitions and disposals of businesses:
Unwind of discount on deferred contingent consideration from acquisitions		0.1	0.1	0.3	0.3
Acquisitions and disposals		–	0.1	–	0.1
Amortization on acquired intangibles		0.3	0.4	1.0	1.1
IAS 19R retirement benefits finance charge		0.4	0.8	1.4	2.3
Profit on sale of redundant site		–	–	(2.1)	–
Restructuring and other expense		1.5	0.3	1.7	11.2
Other share-based compensation charges		0.1	0.2	1.1	0.8
Income tax thereon		(0.7)	(0.4)	(1.1)	(2.4)
Adjusted net income		5.0	7.6	21.0	22.1

Add back / (deduct):	Income tax thereon	0.7	0.4	1.1	2.4
	Income tax expense	0.8	1.7	5.8	5.1
	Net interest costs	1.2	1.5	4.3	5.1
	Depreciation and amortization	4.6	4.7	13.9	14.0
Less:	Amortization on acquired intangibles	(0.3)	(0.4)	(1.0)	(1.1)
Adjusted EBITDA		12.0	15.5	45.1	47.6

Management believes that adjusted net income and adjusted EBITDA are key performance indicators (KPIs) used by the investment community and that the presentation of these items will enhance an investor’s understanding of our results of operations. These KPIs are also used within Luxfer Group by the CEO and other senior management. Adjusted net income and adjusted EBITDA should not be considered in isolation by investors as an alternative to net income for the period, as an indicator of our operating performance or as a measure of our profitability.

We evaluate our results of operations on both an as-reported basis and a constant translation exchange rate basis. The constant translation exchange rate presentation is not a financial measure under IFRS as issued by the IASB, which excludes the impact of fluctuations in foreign currency exchange rates. We believe providing constant currency information provides valuable supplemental information regarding our results of operations, consistent with how we evaluate our performance. We calculate constant translation exchange rate percentages by converting our prior-period local currency financial results using the current-period foreign currency exchange rates and comparing these adjusted amounts to our current period reported results. This calculation may differ from similarly-titled measures used by others and, accordingly, the constant translation exchange rate presentation is not meant to be a substitution for recorded amounts presented in conformity with IFRS as issued by the IASB, nor should such amounts be considered in isolation.

5. Earnings per share

The Group calculates earnings per share in accordance with IAS 33. Basic income per share is calculated based on the weighted average ordinary shares outstanding for the period presented. The weighted average number of shares outstanding is calculated by time-apportioning the shares outstanding during the period.

For the purpose of calculating diluted earnings per share, the weighted average number of ordinary shares outstanding during the period has been adjusted for the dilutive effects of all potential ordinary shares and share options granted to employees.

The ADSs of Luxfer Holdings PLC are listed on the New York Stock Exchange following an initial public offering on October 3, 2012. The company’s £0.50 ordinary shares are not traded on any recognized stock exchange. The Depository for the ADSs holds one £0.50 ordinary share for every one ADS traded, through American Depositary Receipts.

Management believes the use of non-GAAP financial measures, such as adjusted earnings per ADS, more closely reflects the underlying earnings per ADS performance.

	Three-month periods		Nine-month periods
	ended September 30,		ended September 30,
	2016	2015	2016	2015
	$M	$M	$M	$M
Basic earnings:
Net income for the period attributable to ordinary shareholders	3.3	6.1	18.7	8.7

Adjusted earnings:
Accounting charges relating to acquisitions and disposals of businesses:
Unwind of discount on deferred contingent consideration from acquisitions	0.1	0.1	0.3	0.3
Acquisitions and disposals	–	0.1	–	0.1
Amortization on acquired intangibles	0.3	0.4	1.0	1.1
IAS 19R retirement benefits finance charge	0.4	0.8	1.4	2.3
Profit on sale of redundant site	–	–	(2.1)	–
Restructuring and other expense	1.5	0.3	1.7	11.2
Other share-based compensation charges	0.1	0.2	1.1	0.8
Income tax thereon	(0.7)	(0.4)	(1.1)	(2.4)
Adjusted earnings	5.0	7.6	21.0	22.1

Weighted average number of £0.50 ordinary shares:
For basic earnings per share	26,227,037	26,878,241	26,385,191	26,931,038
Exercise of share options	320,271	229,550	420,123	262,246
For diluted earnings per share	26,547,308	27,107,791	26,805,314	27,193,284

Earnings per share using weighted average number of ordinary shares outstanding:
Basic
Adjusted	$0.19	$0.28	$0.80	$0.82
Unadjusted	$0.12	$0.23	$0.70	$0.32
Diluted
Adjusted	$0.19	$0.28	$0.78	$0.81
Unadjusted	$0.12	$0.23	$0.70	$0.32

Each £0.50 ordinary share represents one American Depositary Share, as listed and quoted on the New York Stock Exchange.

The calculation of earnings per share is performed separately for each discrete quarterly period, and for the year-to-date period. As a result, the sum of the discrete quarterly earnings per share amounts in any particular year-to-date period may not be equal to the earnings per share amount for the year-to-date period.

6. Retirement benefits

The principal defined benefit pension plan in the U.K. is the Luxfer Group Pension Plan. The Group’s other arrangements are less significant than the Luxfer Group Pension Plan, the largest being the BA Holdings, Inc. Pension Plan in the U.S.

The actuarial assumptions used to estimate the IAS 19R accounting position of the Group’s defined benefit pension plans have been updated for market conditions at September 30, 2016.

The main reason for the decreased deficit at September 30, 2016 when compared to September 30, 2015 is that during the three-months ended December 31, 2015, following a consultation, it was agreed with the trustees and members that the Luxfer Group Pension Plan in the U.K. would close to future accrual of benefits effective from April 5, 2016, and for the purpose of increasing pensions in payment, to use the Consumer Prices Index (“CPI”) as the reference index in place of the Retail Prices Index (“RPI”) where applicable. As a result, during the three-months ended December 31, 2015, the Group recognized a curtailment credit of $3.3m in respect of the closure of the Plan to future accrual and a past service credit of $14.9m in respect of the change in expected future pension increases in payment.

The main reasons for the increased deficit during the three-month and nine-month periods ended September 30, 2016, are decreases in corporate bond yields partially offset by asset returns in the U.K. being higher than assumed and a strengthening in the U.S. dollar relative to GBP sterling.

The movement in the pension liability is shown below:

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2016	2015	2016	2015
	$M	$M	$M	$M
Opening balance	71.1	80.1	58.9	90.9
Charged to the income statement	1.9	2.3	5.5	6.8
Cash contributions	(3.1)	(4.3)	(8.5)	(11.7)
Charged to the statement of comprehensive income	19.1	13.1	37.7	4.5
Exchange difference	(1.2)	(2.6)	(5.8)	(1.9)
Closing balance	87.8	88.6	87.8	88.6

7. Dividends paid and proposed

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2016	2015	2016	2015
	$M	$M	$M	$M
Dividends declared and paid during the period:
Interim dividend paid February 5, 2015 ($0.10 per ordinary share)	–	–	–	2.7
Interim dividend paid May 6, 2015 ($0.10 per ordinary share)	–	–	–	2.7
Interim dividend paid August 5, 2015 ($0.10 per ordinary share)	–	2.7	–	2.7
Interim dividend paid February 3, 2016 ($0.125 per ordinary share)	–	–	3.4	–
Interim dividend paid May 4, 2016 ($0.125 per ordinary share)	–	–	3.3	–
Interim dividend paid August 3, 2016 ($0.125 per ordinary share)	3.3	–	3.3	–
	3.3	2.7	10.0	8.1
Dividends declared after September 30 (not recognized as a liability as at September 30):
Interim dividend declared and paid November 4, 2015 ($0.10 per ordinary share)	–	2.7	–	2.7
Dividends declared during the period and recognized as a liability as at September 30:
Interim dividend declared and paid November 2, 2016 ($0.125 per ordinary share)	3.3	–	3.3	–
	3.3	2.7	3.3	2.7

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luxfer Holdings PLC

(Registrant)

Date: November 7, 2016

By: /s/ David N. Fletcher

  David N. Fletcher

Authorized Signatory for and on behalf of
Luxfer Holdings PLC